Exhibit 99.1

REPURCHASE OF THE SERIES A PERPETUAL CONVERTIBLE PREFERRED SHARES AND REPAYMENT OF AFYA PARTICIPAÇÕES S.A. DEBENTURES

Belo Horizonte, Brazil, October 22, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that it has entered into a Share Repurchase Agreement with SBLA Holdco LLC, an affiliate of Softbank, to repurchase all 150,000 Series A Perpetual Convertible Preferred Shares of a nominal or par value of US$0.00005 each in the capital of the Company (the "Series A Preferred Shares") for an aggregate purchase price of R$831.6 million. The transaction is expected to close on November 3, 2025.

On April 26, 2021, the Company issued and sold 150,000 Series A Preferred Shares, equivalent to US$150.0 million in Reais, to Softbank. Afya intends to cancel all Series A Preferred Shares upon completion of the repurchase.

Afya also announced today that it has repaid in full on October 22, 2025, the R$500.0 million aggregate amount outstanding related to the first issuance of debentures by Afya Participações S.A., a subsidiary of the Company (“Afya Brazil”).

On December 16, 2022, Afya Brazil issued 500,000 debentures, equivalent to R$500.0 million. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027, and January 15, 2028.

The Company will fund the repurchase of the Series A Preferred Shares and the repayment of the debentures with the proceeds from the commercial notes issued by Afya Brazil on October 15, 2025, as previously disclosed.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br